June 7, 2019

Paul A. Jacobson
Chief Financial Officer
DELTA AIR LINES INC /DE/
P.O. Box 20706
Atlanta, Georgia 30320-6001

       Re: DELTA AIR LINES INC /DE/
           Form 10-K for the Year Ended December 31, 2018
           Filed February 15, 2019
           File No. 001-05424

Dear Mr. Jacobson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    William C. Carroll